SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period September 9, 2005

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 4, 2005 to September 9, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	September 9, 2005

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2005 – 19AWC

Attached is a copy of a statement by Alcoa Inc announcing Alcoa and the Government of the Republic of Ghana have finalised agreements to restart the Valco aluminium smelter in Tema, Ghana.

Alcoa and the Government of Ghana are continuing discussions to develop an integrated aluminium industry in Ghana that would include bauxite mining, alumina refining, aluminium production and rail transportation infrastructure upgrades. Participation in the bauxite and alumina refining opportunity in Ghana will be pursued through Alcoa World Alumina and Chemicals (AWAC).

AWAC is a global bauxite and alumina joint venture between Alumina Limited and Alcoa.

Stephen Foster	Alumina Limited
Company Secretary
ABN 85 004 820 419

5 August 2005	GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alcoa, Government of the Republic of Ghana Agree to Re-Start Valco Smelter

NEW YORK & ACCRA, Ghana—(BUSINESS WIRE)—Aug. 4, 2005—Alcoa (NYSE:AA) and the Government of the Republic of Ghana today announced they have finalized agreements to re-start the Valco aluminum smelter in Tema, Ghana.

Plans are already underway to re-start 3 potlines at Valco representing 120,000 metric tons per year (mtpy). The parties anticipate that the re-start will be implemented in the first quarter of 2006 at which time production at the facility is expected to be approximately 10,000 metric tons a month.

Alcoa and the Government are continuing discussions to develop an integrated aluminum industry in Ghana that would include bauxite mining, alumina refining, aluminum production, and rail transportation infrastructure upgrades, as outlined in their memorandum of understanding signed in January 2005. Alcoa’s participation in the bauxite and alumina operations in Ghana will be through its Alcoa World Alumina and Chemicals (AWAC) global enterprise, which is 60 percent owned by Alcoa and 40 percent owned by Alumina Limited of Australia.

According to the re-start agreements, Ghana will be the managing owner of the smelter and will receive technical, operational and commercial support from Alcoa. In addition, Alcoa will serve as Valco’s exclusive distributor for export sales of metal produced at the smelter. Alumina, the key raw material for aluminum production, will be supplied via an interim supply agreement between AWAC and Valco. Power for the smelter will be supplied by the Volta River Authority (“VRA”). Costs for the re-start, estimated at USD $20 Million, will be funded by debt financing obtained by Valco.

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2005 – 20AWC

The Alumina Limited CEO, Mr John Marlay, announced today that Alumina’s Chief Financial Officer, Mr Robert Davies, will be leaving the Company on 31 October 2005. Mr Davies will be appointed Executive Vice President and Chief Financial Officer of Inco Limited, based in Toronto, Canada, effective 1 November 2005.

Mr Marlay said “We wish Bob every success in his new appointment and, particularly, thank him for his significant contribution to successfully establishing Alumina Limited since the WMC demerger in December 2002.”

“Bob Davies has made a very important contribution to managing the complexities of our partnership with Alcoa, and has provided outstanding financial leadership for Alumina Limited. He has also been instrumental in establishing Alumina Limited’s reputation with the investment community. Bob’s energy and enthusiasm will be missed by all of the Alumina team.”

Mr Morley, Chairman of Alumina Limited, speaking on behalf of the Board of Directors said “Bob Davies has been a vital member of a small team which has successfully established Alumina Limited as a top 50 ASX Company. The Board has greatly valued his contribution to ensuring Alumina delivered for our shareholders. We wish him well in his new career.”

Alumina Limited has commenced a recruitment search to appoint a new Chief Financial Officer.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia
Stephen Foster
Company Secretary	Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia
10 August 2005
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2005 – 21AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster
Company Secretary
Alumina Limited
15 August 2005
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Marshall Morley

Date of last notice	11 February 2005

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Jane Morley

Date of change	10 August, 2005

No. of securities held prior to change	415,580 fully paid ordinary shares in Alumina Limited

Number acquired	On 10 August 2005, acquired 1,764 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.99 per share was paid.

No. of securities held after change	417,344 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Richard RAYNER

Date of last notice	8 February 2005

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	11 February, 2005

No. of securities held prior to change	27,181 fully paid ordinary shares in Alumina Limited

Number acquired	On 10 August 2005, acquired 913 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.99 per share was paid.

No. of securities held after change	28,094 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY

Date of last notice	11 February 2005

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Date of change	10 August, 2005

No. of securities held prior to change	22,569 fully paid ordinary shares in Alumina Limited

Number acquired	On 10 August 2005, acquired 9,131 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.99 per share was paid.

No. of securities held after change	31,700 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNEILLY

Date of last notice	11 February 2005

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	10 August 2005

No. of securities held prior to change	25,088 fully paid ordinary shares in Alumina Limited

Number acquired	On 10 August 2005, acquired 2,282 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.99 per share was paid.

No. of securities held after change	27,370 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change